EXHIBIT 21.1
Subsidiaries

The wholly owned subsidiary of China Sky One Medical, Inc., a Nevada corporation, is American California Pharmaceutical Group, Inc., a California corporation (“ACPG”).

ACPG’s wholly owned operating subsidiary is Tian Di Ren Medical Science and Technology Company, a company formed and operating in the People’s Republic of China. (“TDR”).

TDR’s wholly owned and operating subsidiaries (all of which are formed under the laws of, and operating in, the People’s Republic of China:

Harbin Tian Qing Biotech Application Company

Heilongjiang Tianlong Pharmaceutical, Inc., a corporation organized under the laws of the PRC

Harbin First Bio-Engineering Company Limited